UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(AMENDMENT No. 3)*
SCHEDULE 13D
Under the Securities Exchange Act of 1934

XERIUM TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98416J118
(CUSIP Number)

James Forbes Wilson	with a copy to:
Carl Marks Management Company, LLC	Allen B. Levithan, Esq.
900 Third Avenue, 33rd Floor	Lowenstein Sandler PC
New York, New York 10022	65 Livingston Avenue
(212) 909-8444	Roseland, New Jersey 07068
(973) 597-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Carl Marks Management Company, LLC*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 2,064,452
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 2,064,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,064,452

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.5%**

14.	Type of Reporting Person (See Instructions): PN

*     See Item 2.

**
As of the date of filing of this Amendment No. 3 (this “Amendment”) to Schedule 13D, the above Reporting Person may be deemed to beneficially own 2,064,452 shares of common stock, $0.001 par value per share (“Common Stock”), of Xerium Technologies, Inc., a Delaware corporation (the “Issuer”), or 13.5% of the shares of Common Stock deemed issued and outstanding as of such date.  As of August 29, 2012, the date of event which requires filing of this Amendment (the “Event Date”), the above Reporting Person may be deemed to beneficially own 2,047,282 shares of Common Stock of the Issuer, or 13.4% of the shares of Common Stock deemed issued and outstanding as of such date.  The foregoing beneficial ownership percentages are based upon 15,245,620 shares of Common Stock issued and outstanding as of August 1, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (File No. 001-32498), filed with the Securities and Exchange Commission on August 7, 2012.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Andrew M. Boas*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 2,064,452
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 2,064,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,064,452

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.5%**
**
14.	Type of Reporting Person (See Instructions): IN

*     See Item 2.

**
As of the Filing Date, the above Reporting Person may be deemed to beneficially own 2,064,452 shares of Common Stock of the Issuer, or 13.5% of the shares of Common Stock deemed issued and outstanding as of such date.  As of the Event Date, the above Reporting Person may be deemed to beneficially own 2,047,282 shares of Common Stock of the Issuer, or 13.4% of the shares of Common Stock deemed issued and outstanding as of such date.  The foregoing beneficial ownership percentages are based upon 15,245,620 shares of Common Stock issued and outstanding as of August 1, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (File No. 001-32498), filed with the Securities and Exchange Commission on August 7, 2012.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Robert C. Ruocco*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 0
Number of
Shares Beneficially	8.	Shared Voting Power: 2,064,452
Owned by
Each Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 2,064,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,064,452

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.5%**

14.	Type of Reporting Person (See Instructions): IN

*     See Item 2.

**
As of the Filing Date, the above Reporting Person may be deemed to beneficially own 2,064,452 shares of Common Stock of the Issuer, or 13.5% of the shares of Common Stock deemed issued and outstanding as of such date.  As of the Event Date, the above Reporting Person may be deemed to beneficially own 2,047,282 shares of Common Stock of the Issuer, or 13.4% of the shares of Common Stock deemed issued and outstanding as of such date.  The foregoing beneficial ownership percentages are based upon 15,245,620 shares of Common Stock issued and outstanding as of August 1, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (File No. 001-32498), filed with the Securities and Exchange Commission on August 7, 2012.

Cusip No.         98416J118

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

James Forbes Wilson*

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

	7.	Sole Voting Power: 13,460
Number of
Shares Beneficially	8.	Shared Voting Power: 2,064,452
Owned by
Each Reporting	9.	Sole Dispositive Power: 13,460
Person With
	10.	Shared Dispositive Power: 2,064,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,077,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.6%**

14.	Type of Reporting Person (See Instructions): IN

*     See Item 2.

**
As of the Filing Date, the above Reporting Person may be deemed to beneficially own 2,077,912 shares of Common Stock of the Issuer, or 13.6% of the shares of Common Stock deemed issued and outstanding as of such date.  As of the Event Date, the above Reporting Person may be deemed to beneficially own 2,060,742 shares of Common Stock of the Issuer, or 13.5% of the shares of Common Stock deemed issued and outstanding as of such date.  The foregoing beneficial ownership percentages are based upon 15,245,620 shares of Common Stock issued and outstanding as of August 1, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (File No. 001-32498), filed with the Securities and Exchange Commission on August 7, 2012.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Xerium Technologies, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (“SEC”) on June 3, 2010, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed with the SEC on September 14, 2010, and Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed with the SEC on August 22, 2011 (such Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

On March 30, 2010 the  Issuer and certain of  its subsidiaries  filed voluntary petitions under  Chapter 11 of the United States Bankruptcy Code  with  the United States Bankruptcy Court  for the District of  Delaware (the “Bankruptcy Court”).  On the same date, the Issuer filed with the Bankruptcy Court, with the support of the Issuer’s lenders, a “pre-arranged” restructuring plan (the “Plan”).  Subsequently, the Plan was confirmed by the Bankruptcy Court by its order entered on May 12, 2010.   On May 25, 2010, the Issuer emerged from bankruptcy under the Plan.

The Plan provided for the cancellation of the Issuer’s then outstanding shares of common stock, par value $0.01 per share (the “Old Common Stock”), the authorization and issuance of twenty million (20,000,000) shares of Common Stock, and the amendment and restatement of the Issuer’s certificate of incorporation and bylaws.  Pursuant to the Plan, the Issuer’s lenders and swap termination counterparties were issued approximately 82.6% of the aggregate issued and outstanding Common Stock and the holders of the Old Common Stock received approximately 17.4% of the aggregate issued and outstanding Common Stock along with warrants to purchase an additional 10% of the authorized shares of Common Stock. The descriptions of the Plan set forth herein are qualified in their entirety by reference to the complete Plan, which is incorporated by reference herein as Exhibit 1 hereto.  CMSI received all the shares of Common Stock reported herein, pursuant to the Plan, in exchange for the extinguishment of pre-petition debt held by CMSI.  CMSO then acquired from CMSI a participation interest in 947,284 shares of Common Stock reported herein, pursuant to that certain Master Participation Agreement, dated April 18, 2008, by and between CMSI and CMSO, and the transaction schedules thereto (the “Participation Agreement”).  All shares previously held by CMSO through the Participation Agreement with CMSI have been transferred to the account of CMSO, and the Participation Agreement has been terminated.

Item 5.   Interest in Securities of the Issuer.

    Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

      Based upon information reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 (File No. 001-32498), filed with the Securities and Exchange Commission on August 7, 2012, there were 15,245,620 shares of Common Stock issued and outstanding as of August 1, 2012.  As of the date of filing of this Amendment No. 3 to Schedule 13D (the “Filing Date”), CMSI holds 626,544 shares of Common Stock and CMSO holds 1,437,908 shares of Common Stock.  Thus, as of the Filing Date, for the purposes of Reg. Section 240.13d-3, CMMC, in its capacity as the investment adviser to CMSI and CMSO, may be deemed to be the beneficial owner of the 2,064,452 shares of Common Stock held in the aggregate by CMSI and CMSO, constituting, in the aggregate, approximately 13.5% of the shares of Common Stock deemed issued and outstanding as of such date.  As of August 29, 2012, the date of event which requires filing of this Amendment (the “Event Date”), CMSI held 622,482 shares of Common Stock and CMSO held 1,424,800 shares of Common Stock.  Thus, as of the Event Date, for the purposes of Reg. Section 240.13d-3, CMMC, in its capacity as the investment adviser to CMSI and CMSO, may be deemed to be the beneficial owner of the 2,047,282 shares of Common Stock held in the aggregate by CMSI and CMSO, constituting, in the aggregate, approximately 13.4% of the shares of Common Stock deemed issued and outstanding as of such date.  CMMC may be deemed to have shared voting and dispositive power over the shares of Common Stock held by CMSI and CMSO.  All shares of Common Stock previously owned by CMSO through the Participation Agreement with CMSI have been transferred to the account of CMSO, and the Participation Agreement has been terminated.

      CMSI GP, as the general partner of CMSI, may be deemed to be the beneficial owner of the 626,544 shares of Common Stock held by CMSI.  CMSO GP, as the general partner of CMSO, may be deemed to be the beneficial owner of the 1,437,908 shares of Common Stock held by CMSO.

       In his capacity as a managing member of CMMC, Mr. Boas may be deemed to be the beneficial owner of the shares of Common Stock held by CMSI and CMSO, constituting, in the aggregate, approximately 13.5% of the shares of Common Stock deemed issued and outstanding as of the Filing Date and approximately 13.4% of the shares of Common Stock outstanding as of the Event Date.  Mr. Boas may be deemed to have shared voting and dispositive power over the 2,064,452 shares of Common Stock held in the aggregate by CMSI and CMSO as of the Filing Date.

       In his capacity as a managing member of CMMC, Mr. Ruocco may be deemed to be the beneficial owner of the shares of Common Stock held by CMSI and CMSO, constituting, in the aggregate, approximately 13.5% of the shares of Common Stock deemed issued and outstanding as of the Filing Date and approximately 13.4% of the shares of Common Stock outstanding as of the Event Date.  Mr. Ruocco may be deemed to have shared voting and dispositive power over the 2,064,452 shares of Common Stock held in the aggregate by CMSI and CMSO as of the Filing Date.

       In his capacity as a managing member of CMMC, Mr. Wilson may be deemed to be the beneficial owner of the shares of Common Stock held by CMSI and CMSO.  In addition, Mr. Wilson is a member of the board of directors of the Issuer, and, to date, has been awarded a total of 13,460 shares of Common Stock (including shares of Common Stock underlying Director Deferred Stock Units (“Units”) settled in shares of Common Stock) in consideration of his services as a director of the Issuer.  Thus, as of the Filing Date, Mr. Wilson may be deemed to be the beneficial owner of a total of 2,077,912 shares of Common Stock, constituting approximately 13.6% of the shares of Common Stock deemed issued and outstanding as of such date.  As of the Event Date, Mr. Wilson may be deemed to be the beneficial owner of a total of 2,060,742 shares of Common Stock, constituting approximately 13.5% of the shares of Common Stock deemed issued and outstanding as of such date.  Mr. Wilson may be deemed to have sole voting and dispositive power over the 13,460 shares of Common Stock (including shares of Common Stock underlying Units settled in shares of Common Stock) awarded to him in consideration of his services as a director of the Issuer and shared voting and dispositive power over the 2,064,452 shares of Common Stock held in the aggregate by CMSI and CMSO as of the Filing Date.

       During the 60 days on or prior to August 29, 2012 and from August 29, 2012 to the Filing Date, CMSI and CMSO entered into the open market purchases of shares of Common Stock set forth below:

•
On August 29, 2012, CMSI purchased an aggregate of 23,728 shares of Common Stock and CMSO purchased an aggregate of 76,572 shares of Common Stock.  All of the shares of Common Stock purchased on August 29, 2012, were purchased at a price of $4.25 per share.

•
On August 30, 2012, CMSI purchased an aggregate of 1,088 shares of Common Stock and CMSO purchased an aggregate of 3,512 shares of Common Stock.  The shares of Common Stock purchased on August 30, 2012, were purchased at a weighted-average purchase price of $4.2442 per share, and were purchased in multiple transactions at prices ranging from $4.22 to $4.25, inclusive.  The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the Staff of the SEC, upon request, full and complete information regarding the number of shares of Common Stock purchased at each separate price within the foregoing price range.

•
On August 31, 2012, CMSI purchased an aggregate of 2,974 shares of Common Stock and CMSO purchased an aggregate of 9,596 shares of Common Stock.  The shares of Common Stock purchased on August 31, 2012, were purchased at a weighted-average purchase price of $4.3322 per share, and were purchased in multiple transactions at prices ranging from $4.25 to $4.36, inclusive.  The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the Staff of the SEC, upon request, full and complete information regarding the number of shares of Common Stock purchased at each separate price within the foregoing price range.

       In addition, on July 3, 2012, Mr. Wilson received a grant of 4,828 Units in consideration of his services as a director of the Issuer.  The Units were immediately settled in 4,828 shares of Common Stock.

       Other than the transactions described herein, during the 60 days on or prior to August 29, 2012 and from August 29, 2012 to the Filing Date, there were no purchases or sales of shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by CMMC, CMSI, CMSO or Messrs. Boas, Ruocco or Wilson, or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The first paragraph under Item 6 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

Pursuant to the Participation Agreement, CMSI, among other things, transferred to CMSO all economic interests, including profits, losses, distributions and items of income, gain, loss, deduction and credit, and dispositive powers with respect to 947,284 of the shares of Common Stock held by CMSI.  Pursuant to the Participation Agreement, CMSI also transferred all voting, decision making, management and other rights with respect to such shares.  All shares previously held by CMSO through the Participation Agreement with CMSI have been transferred to the account of CMSO, and the Participation Agreement has been terminated.

Item 7.   Material to be Filed as Exhibits

       Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

       8.           Joint Filing Agreement, dated as of the date of this Amendment, attached hereto as Exhibit 8.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2012

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CARL MARKS MANAGEMENT COMPANY, LLC

By: /s/ James Forbes Wilson
Name: James Forbes Wilson
Title: Managing Member

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit 8   —     Joint Filing Agreement, dated as of the date of this Amendment.

EXHIBIT 8

Agreement Relating to Joint Filing of Statement on Schedule 13D

       This Agreement will confirm the agreement by and among the undersigned that Amendment No. 3 to the Schedule 13D (the “Amendment”) filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, $0.001 par value per share, of Xerium Technologies, Inc., a Delaware corporation, is being filed on behalf of the undersigned.

       Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Amendment is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

       This Agreement may be executed in one or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  September 10, 2012

CARL MARKS MANAGEMENT COMPANY, LLC

By: /s/ James Forbes Wilson
Name: James Forbes Wilson
Title: Managing Member

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson